[BELL LOGO] NEWS RELEASE

For Immediate Release

Bell Canada to redeem Series EA debentures due 2014

MONTRÉAL, January 11, 2013 – Bell Canada today announced that it will redeem on February 11, 2013, prior to maturity, all of its outstanding $149,641,000 principal amount of 10% Debentures, Series EA, due June 15, 2014 (“Series EA Debentures”).

The Series EA Debentures will be redeemed at a price equal to $1,113.389 per $1,000 of principal amount of debentures plus $15.890 for accrued and unpaid interest up to, but excluding, the date of redemption.

Registered holders of Series EA Debentures will receive a notice providing the details of this redemption, including where to present their debentures for payment.

About Bell
Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada with the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean—charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca